Filed by Steadfast Apartment REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT III, Inc.

Commission File No.: 000-55772

The following email was sent to Stockholders of Steadfast Apartment REIT III, Inc. on January 17, 2020

THIS IS A CALL TO ACTION - YOUR VOTE IS NEEDED

Dear Stockholder,

The 2020 Special Meeting of Stockholders of Steadfast Apartment REIT III, Inc. will be held on March 2, 2020.

Your vote is important, no matter how many shares you own, in order for us to reach the required number of votes to hold the meeting and pass each proposal.

Our records indicate that we have not received your vote.

Once your account is voted, you will no longer receive soliciting material regarding this meeting.

Voting online only takes a minute. Please click the secure link below and you will be directed to the voting site.

http://www.proxypush.com/stariii

Your Voting Control Number is: xxxxxxxxxxxx

PLEASE VOTE YOUR PROXY NOW

After careful consideration, the Board of Directors of Steadfast Apartment REIT III, Inc. unanimously recommends that stockholders vote in favor of the proposals.

Thank you for your prompt attention to this matter.

Steadfast Apartment REIT III, Inc.

*	Please do not reply to this e-mail. This e-mail is for informational purposes only.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).